FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





                  HSBC COMPLETES ACQUISITION OF GRUPO BANISTMO

HSBC announced on 20 July 2006 that an agreement had been entered into with Grupo Banistmo S.A. (Banistmo), the leading banking group in Central America, to make a tender offer to acquire all the outstanding shares of Banistmo for cash. HSBC has today completed the acquisition of 99.98 per cent of outstanding Banistmo shares for a total consideration of approximately US$1.77 billion.

The acquisition of Banistmo complements HSBC's existing operations in the region, in particular in Panama where HSBC already provides services to personal and corporate customers through 19 branches.

This acquisition will enable HSBC to better serve the needs of its regional and international customers. It also establishes a presence in five new markets for HSBC - Colombia, Costa Rica, El Salvador, Honduras and Nicaragua - and provides access to a total population of 83 million people.

Notes to editors:

1. The offer expired at 5:00 pm Panama time on Wednesday, 22 November 2006. 33,623,973 shares, which represent 99.98 per cent of the total capital stock of Grupo Banistmo, were validly tendered and accepted for payment.

The offer price was US$52.63 per share in cash for each outstanding share. The total offer consideration to be paid by HSBC for the tendered shares is approximately US$1.77 billion.

All conditions for completion of the offer were met and HSBC obtained all the regulatory approvals required in connection with the offer.

2. HSBC in Panama
HSBC has been present in Panama since 1972. HSBC Bank (Panama) S.A. has 19 branches and 75 ATMs, distributed among the cities of Panama, Colon, Aguadulce, Chitre and David, providing a full range of banking products and services including commercial and consumer banking, HSBC Premier, private banking and corporate banking. In 2005, HSBC Bank (Panama) S.A. acquired the entire share capital of the Financomer Group in Panama for a cash consideration of US$21 million.

3. HSBC Holdings plc
The HSBC Group serves over 125 million customers worldwide through some 9,500 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,738 billion at 30 June 2006, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

4. Grupo Banistmo, S.A.
Grupo Banistmo is the leading banking group in Central America, with operations in Panama, Colombia, Costa Rica, Nicaragua, Honduras, El Salvador and Bahamas. At 31 December 2005, Grupo Banistmo had assets of US$6,973 million and shareholders' funds of US$695 million.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  23 November 2006